May 27, 2025

Edgar Ulises Rodriguez Velazquez
President
Dankon Corporation
66 W. Flagler Street, Suite 900
Miami, FL 33130

       Re: Dankon Corporation
           Registration Statement on Form S-1
           Filed on April 30, 2025
           File No. 333-286856
Dear Edgar Ulises Rodriguez Velazquez:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1.     Please check the box to indicate that you are an emerging growth company.
2. Please disclose that your Chief Executive Officer, Edgar Ulises Rodriguez Velazquez,
       controls 100% of the voting power of the company.
3.     On the cover page you indicate that you are not a    shell Company
within the
       meaning of Rule 405 because you have more than nominal operations. However, you appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact
 May 27, 2025
Page 2

       on your ability to attract additional capital through subsequent unregistered offerings.
       Alternatively, explain to us why you believe that your business operations are more than nominal.
The Offering, page 7

4. You indicate that you plan to engage a market maker to file an application with
       FINRA for your common stock to trade on the OTC Bulletin Board (OTCBB). Please remove all references to the OTCBB as FINRA ceased operation of the OTCBB on
       November 8, 2021. See FINRA Regulatory Notice 21-38.
Risk Factors, page 8

5. Please confirm to us that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by
       Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange
       Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange
       Act. Please make similar revisions to the disclosure under    Where You
Can Find
       More Information    on page 34.
6. We note that your sole officer and director appears to reside outside the United States.
       Please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments, and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws. Because our sole officer and director, Edgar Ulises Rodriguez Velazquez, has other interests..., page 8

7. Your disclosure in the heading of this risk factor that Mr. Rodriguez has other interests is inconsistent with your disclosure elsewhere in the prospectus that Mr.
       Rodriguez's only occupation at the moment is managing the business processes of
       Dankon Corporation.
Our business is highly dependent on the reliability and functionality of our proprietary technology..., page 11

8. Please clarify whether your technology utilizes intellectual property from a third-party and, if so, provide risk factor disclosure addressing potential IP risks associated with utilizing third-party IP within your platform.
Management's Discussion and Analysis or Plan of Operation, page 18

9.     Please expand your disclosure in this section to include a discussion about the
       company   s anticipated sources of revenue and how it expects to
generate such
       revenue.
 May 27, 2025
Page 3
Description of Business
Company Overview, page 22

10. Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise this section to clarify the status of your platform. In this regard, we note the statement that your "cutting-
       edge technology empowers both consumers and enterprise clients to streamline their content creation processes, saving time, improving efficiency, and enhancing overall
       campaign performance.    To the extent any products or services you hope
to provide
       are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development.
Certain Relationships and Related Activities, page 29

11. Please disclose the interest rate of the loan from Mr. Rodriguez. Refer to Item 404(d)
       of Regulation S-K.
General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Devin W. Bone